[FORM OF OPINION OF BINGHAM MCCUTCHEN LLP]

____, 2013

[●] 380 Madison Avenue, Suite 2300 New York, New York 10017
[●] 380 Madison Avenue, Suite 2300 New York, New York 10017

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Paragraph 8.5 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [●], by and between [●], a Massachusetts business trust (the “Successor Trust”), on behalf of [●], a series thereof (the “Successor Fund”), and [●], a Massachusetts business trust (the “Current Trust”), on behalf of its sole series, [●] (the “Current Fund”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates (1) the transfer of all of the assets of the Current Fund to the Successor Fund in exchange solely for (a) the issuance to the Current Fund of the number of Successor Fund Shares, including fractional Successor Fund Shares, of each class with an aggregate net asset value equal to the net asset value of the Current Fund attributable to the corresponding class of the Current Fund Shares, as determined in the manner set forth in Paragraphs 2.1 and 2.2 of the Agreement, and (b) the assumption by the Successor Fund of all liabilities of the Current Fund, and (2) the distribution by the Current Fund of the Successor Fund Shares to the Current Fund Shareholders in complete liquidation and dissolution of the Current Fund (collectively, the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Proxy Statement of [●] and Prospectus for [●] dated [_______, 2013], and related documents (collectively, the “Transaction Documents”).  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies).  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction

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____, 2013

Documents and in certificates of the Successor Trust, on behalf of the Successor Fund, and the Current Trust, on behalf of the Current Fund, each dated as of the date hereof (the “Certificates”).  Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates.  Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code (“Treasury Regulations”), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively.  We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each of the Current Trust and the Successor Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by the Current Trust on the transfer of the Acquired Assets to the Successor Fund solely in exchange for the Successor Fund Shares and the assumption by the Successor Fund of the Assumed Liabilities, or upon the distribution of the Successor Fund Shares to the shareholders of the Current Fund, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Acquired Asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.
The tax basis in the hands of the Successor Fund of each Acquired Asset will be the same as the tax basis of such Acquired Asset in the hands of the Current Trust immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Current Trust on the transfer.

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____, 2013

4.
The holding period of each Acquired Asset in the hands of the Successor Fund, other than assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which such Acquired Asset was held by the Current Fund (except where investment activities of the Successor Fund have the effect of reducing or eliminating the holding period with respect to an Acquired Asset).

5.	No gain or loss will be recognized by the Successor Fund upon its receipt of the Acquired Assets solely in exchange for Successor Fund Shares and the assumption of the Assumed Liabilities.

6.	No gain or loss will be recognized by the Current Fund Shareholders upon the exchange of their Current Fund Shares for Successor Fund Shares as part of the Transaction.

7.
The aggregate tax basis of the Successor Fund Shares that each Current Fund Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Current Fund Shares exchanged therefor.

8.
Each Current Fund Shareholder’s holding period for the Successor Fund Shares received in the Transaction will include the period for which such shareholder held the Current Fund Shares exchanged therefor, provided that the Current Fund Shareholder held such Current Fund Shares as capital assets on the date of the exchange.

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP